UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Report on Form 6-K dated July 26, 2013

This Report on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-3 of AngloGold Ashanti Limited, AngloGold Ashanti Holdings Finance plc and AngloGold Ashanti Holdings plc (Registration Numbers 333-182712, 333-182712-01 and 333-182712-02).

Commission File Number: 1-14846

AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, 2001

(PO Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

SIGNATURES

Exhibit 5.1

Exhibit 5.2

Exhibit 5.3

Each of AngloGold Ashanti Limited and AngloGold Ashanti Holdings plc is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit
No.	Description
5.1	Opinion of Cravath, Swaine & Moore LLP, U.S. counsel.

5.2	Opinion of Edward Nathan Sonnenbergs Inc., South African counsel.

5.3	Opinion of Cains Advocates Limited, Isle of Man counsel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited (Registrant)

By:	/s/ Maria Sanz Perez
Name: Maria Sanz Perez
Title: Company Secretary

Date: July 26, 2013